# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IB Acquisition Corp., CIK 0001998781
CUSIP: 44934N108
Title of class of securities: Shares of common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2500 N MILITARY TRAIL, SUITE 160-A, BOCA RATON, Florida (FL), 33431
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005809
Filed by CIK 0001844495

## Reporting persons
- Wealthspring Capital LLC: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Matthew Simspon: type of reporting person: investment adviser (IA), parent holding company or control person (HC), partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: IB Acquisition Corp.
Address of issuer's principal executive offices: 2500 N MILITARY TRAIL, SUITE 160-A, BOCA RATON, FLORIDA 33431

## Item 2. Person Filing
Name of person filing:
Wealthspring Capital LLC

Matthew Simspon
Address of principal business office or, if none, residence:
2 WESTCHESTER PARK DRIVE
SUITE 108
WEST HARRISON, New York
10604
Citizenship:
Wealthspring Capital LLC - NEW YORK

Matthew Simspon - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote:
Wealthspring Capital LLC - 0

Matthew Simspon - 0
Shared power to vote or to direct the vote:
Wealthspring Capital LLC - 0

Matthew Simspon - 0
Sole power to dispose or to direct the disposition:
Wealthspring Capital LLC - 0

Matthew Simspon - 0
Shared power to dispose or to direct the disposition:
Wealthspring Capital LLC - 0

Matthew Simspon - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them a statement on Schedule 13G (including amendments thereto, if any) with respect to the ordinary shares of IB Acquisition Corp., and that this Agreement may be included as an Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of October 9, 2025.

Wealthspring Capital LLC

/s/ Matthew Simpson
Name: Matthew Simpson Title: Manager

/s/ Matthew Simpson
Name: Matthew Simpson

## Signatures
- Wealthspring Capital LLC: /s/ Matthew Simpson, Matthew Simpson / Manager (10/09/2025)
- Matthew Simspon: /s/ Matthew Simpson, Matthew Simpson (10/09/2025)